Exhibit 99.3


For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Anita Kawatra                             Amy Brockelman
Ph: 212 407 5755                          Ph: 617 914 6524
800 252 3526

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Elizabeth Woo
Ph: 353 1 709 4000                        Ph: 617 679 2812
800 252 3526


        ELAN AND BIOGEN IDEC ANNOUNCE INTENTION TO SUBMIT ANTEGREN(R) FOR
                     APPROVAL FOR CROHN'S DISEASE IN EUROPE


Dublin, Ireland, Cambridge, MA, and San Diego, CA - May 18, 2004 - Elan Corporation, plc and Biogen Idec today announced that they intend to submit to the European Medicines Agency an application for approval of ANTEGREN(R) (natalizumab) as a treatment for Crohn's disease. The companies expect to submit the filing in the fourth quarter of 2004.

The decision to file was made after discussion with European regulatory officials, based on the results from the ENACT-1 trial and the statistically significant primary endpoint data from the ENACT-2 maintenance trial in Crohn's disease. ENACT-2 (Evaluation of Natalizumab As Continuous Therapy), a Phase III trial which enrolled responders from ENACT-1, met its primary endpoint of maintenance of response throughout six months of the study. The findings from the ENACT-2 study will be presented for the first time on May 19 at the Digestive Disease Week (DDW) annual meeting in New Orleans. The ENACT-1 trial was a 3-month Phase III induction study of natalizumab in Crohn's disease. It did not meet its primary endpoint, but a substantial subset of patients with active inflammation had statistically significant clinical response and remission rates at week 10 and multiple other time points compared to placebo.

About ANTEGREN (natalizumab)
Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new selective adhesion molecule (SAM) inhibitor class. The drug is designed to inhibit the migration of immune cells into chronically inflamed tissue where they may cause or maintain inflammation.


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To date, approximately 2,800 patients have received natalizumab in clinical trials. In placebo controlled trials to date in both CD and MS, the most commonly reported adverse events in either group were headache, fatigue and nasopharyngitis.

Elan and Biogen Idec are collaborating equally on the development of natalizumab in multiple sclerosis (MS), Crohn's disease, and rheumatoid arthritis (RA). Based on one-year Phase III data in MS, the companies intend to submit applications for drug approval in the US and Europe by the end of the second quarter. In addition, a Phase II trial for RA is underway.

ABOUT ELAN

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

ABOUT BIOGEN IDEC

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For press releases and additional information about the company, please visit http://www.biogenidec.com.

SAFE HARBOR/FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements regarding the companies' intent to file with the European Medicines Agency for approval of ANTEGREN (natalizumab) and the potential of ANTEGREN as a treatment for Crohn's disease. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that unexpected concerns may arise from additional data or analysis or that regulatory authorities may require additional information or further studies or that the companies may encounter other unexpected delays or hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Elan Corporation, plc and Biogen Idec Inc. filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.